Securian Financial Group, Inc.
400 Robert Street North
St. Paul, MN  55101-2098
www.securian.com
651.665.3500






May 7, 2008



Securities and Exchange Commission
Office of Insurance Products
100 F Street, NE
Washington, D.C.  20549-4644
Attn:  Ms. Ellen Sazzman


Re:	Minnesota Life Individual Variable Universal Life Account
	     Minnesota Life Insurance Company
	     File Number 333-148646


Dear Sir or Madam:

It is requested that the above-referenced Registration Statement, as filed and amended by the above-referenced separate account of Minnesota Life Insurance Company on Form N-6, be declared effective May 8, 2008, or as soon thereafter as is practicable.

Sincerely,

/s/ Robert L. Senkler

Robert L. Senkler
President and CEO

RLS:jmk

Securian Financial Group provides financial security for individuals and businesses through its subsidiaries including Minnesota Life Insurance Company, Advantus Capital Management, Securian Financial Services and Securian Trust Company.